

June 7, 2010

J. Paul Whitehead, III
Chief Financial Officer
CompuCredit Holdings Corporation
Five Concourse Parkway, Suite 400
Atlanta, GA 30328

      Re: **CompuCredit Holdings Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Form 10-Q for the Quarterly Period Ended March 31, 2010
               Form 8-K Filed April 2, 2010
               File No. 000-53717

Dear Mr. Whitehead:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   Please consider the comment letters issued and requested disclosure
        enhancements in connection with the Purpose Financial Holdings, Inc. Form 10 in
        determining appropriate level of disclosures in future filings of CompuCredit
        Holdings Corporation.

Item 1. Business

Investments in Previously Charged-Off Receivables Segment, page 5

2.   Please revise to disclose they key features and other additional information
        regarding your balance transfer program, allowing an investor to understand how
        the program impacts your current and future operating results and trends.

3.   You disclose that most of this segment's acquisitions have been comprised of
        previously charged-off receivables from the credit card receivables you own and
        the securitization trusts you service.

        a. Please confirm that the inter-company transactions between this segment and
            the Credit Cards segments are appropriately eliminated in consolidation.

        b. Please revise your disclosure in future filings to clearly describe the source of
            this segment's receivables considering that your securitization trusts are now
            on-balance-sheet and therefore purchases of charged-off receivables from
            these trusts are inter-company transactions and presumably are eliminated.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities

Equity Compensation Plan Information

4.   In future filings, please provide the information required by Item 201(d) of
        Regulation S-K under Item 12 of Form 10-K rather than Item 5. See Regulation
        S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-6

5.   Please reconcile for us the retained interests adjustments, net amount recorded as
        a reconciling adjustment in the operating section of your statement of cash flows

to the securitization related amounts reported in your income statement. Revise future filings to clearly explain the relationship between these amounts.

Note 8. Securitizations and Structured Financings, page F-26

6. Please tell us in detail and revise future filings to disclose the facts and circumstances related to the gain of $114 million recognized as a result of your purchase of $264 million of securitization facility notes for $150 million. Specifically describe the reasons the trust decided to cancel the notes, the cash flows associated with cancelling the notes and the calculation of the gain. Describe the basis for any significant accounting judgments.

Note 9. Fair Values of Assets, page F-33

7. Please revise to disclose in future filings or tell us where you disclose the information required by ASC 825-10-50-28 and 30 related to your fair value option election for your lower-tier credit card receivables at December 31, 2009 and your newly consolidated credit card receivables and related debt facilities at March 31, 2010.

Valuations and Techniques for Assets Measured at Fair Value on a Recurring Basis, page F-34

8. Based on the disclosure throughout your filing regarding the nature of your loss on retained interests in credit card receivables securitized, it appears that a significant amount of the $686,384 reported as a decrease in securitized earning assets due to settlements in the level 3 roll forward would be more appropriately presented as losses during the period (net revaluations of retained earnings). Please tell us why you believe your presentation is appropriate or revise future filings accordingly. Refer to ASC 820-10-50-2.

Note 13. Convertible Senior Notes, page F-38

9. Please provide us your calculation of the gains recorded in connection with the repurchase of your convertible senior notes in 2008 and explain how the calculation is consistent with the guidance in ASC 470-20-40-20 (formerly paragraph 21 of FSP APB 14-1).

5.875% Convertible Senior Notes Due 2035, page F-38

10. Please revise to disclose the following information related to your share lending agreement.

    a. The circumstances under which cash settlement would be required.

b.   Any requirements for BSIL to provide collateral.

c.   The fair value of the outstanding loaned shares as of the balance sheet date.

d.   The unamortized amount and classification of the debt issuance costs at the balance sheet date.

e.   The amount of interest cost recognized relating to the amortization of the debt issuance cost for the periods presented.

Refer to paragraph 8 of EITF 09-1.

11.   Please revise to disclose the amount of interest cost recognized for the periods presented relating to both the contractual interest coupon and amortization of the discount on the liability component. Refer to ASC 470-20-50-6b (formerly paragraph 33a of FSP APB 14-1).

Item 15. Exhibits, Financial Statement Schedules

12.   Please tell us why the documents memorializing your contractual relationship with Urban Trust Bank have not been filed with the Commission and included as exhibits to your Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Significant Accounting Policies and Condensed Consolidated Financial Statement Components

Loans and Fees Receivable, page 7

13.   Please tell us why the amount of provision for loan losses in the roll-forward of the allowance for uncollectible loans and fees receivable does not agree to the amount of the provision for loan losses presented in the income statement.

Note 10. Convertible Senior Notes and Notes Payable

Notes Payable (Associated with Structured Financings, at Fair Value), page 18

14.   We note that structured financing notes secured by your credit card receivables have very low weighted average interest rates (1.9%, 3.7%, 2.5%, 2.9%). Please tell us in detail and revise future filings to explain the key characteristics of the notes and any other key factor that impact the interest rates on the notes.

Three Months Ended March 31, 2010, Compared to Three Months Ended March 31, 2009

Gain on Repurchase of Convertible Senior Notes, page 27

15.   Please provide us your calculation of the gains recorded in connection with the repurchase of your convertible notes during the quarter and explain how the calculation is consistent with the guidance in ASC 470-20-40-20 (formerly paragraph 21 of FSP APB 14-1).

Provision for Loan Losses, page 27

16.   You disclose that the increase in the provision for loan losses is almost exclusively due to the consolidation of your formerly off-balance-sheet credit card receivable securitizations onto your balance sheet pursuant to accounting rule changes effective as of January 1, 2010. You also disclose that you elected the fair value option to measure these formerly off-balance-sheet credit card receivables at fair value through earnings. Please tell us why you have recorded a provision for loan losses for your new on-balance-sheet receivables considering that they are measured at fair value and do not have an allowance for loan losses.

Form 8-K Filed April 2, 2010

17.   We note that the schedules and exhibits have been omitted from the amended and restated note purchase agreement filed as Exhibit 10.1 to the Form 8-K. Please amend the Form 8-K to file the note purchase agreement in its entirety.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief